Exhbit 18.1

May 16, 2005

Board of Directors
O’Sullivan Industries Holdings, Inc. and Subsidiaries
10 Mansell Court East, Suite 100
Roswell, Georgia 30076

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005. Note 14 therein describes a change in accounting principle for the date of the Company’s annual goodwill impairment test from June 30th, the date the Company has historically performed this test, to its new annual testing date of April 30th. It should be understood that the preferability of one acceptable method of accounting over another for the date that a Company selects as its annual goodwill impairment testing date has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to June 30, 2004. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

PricewaterhouseCoopers LLP